Exhibit 3. Financial statements

                  Consolidated Financial Statements of


                  BELZBERG TECHNOLOGIES INC.


                  September 30, 2001

                  (in Canadian dollars)

                  Unaudited

     Belzberg Technologies Inc.
     Consolidated Balance Sheets

     (Unaudited)                                                                            (Canadian Dollars)
=======================================================================================================================

                                                                                     September 30         December 31
                                                                                        2 0 0 1             2 0 0 0
                                                                                    ---------------     ---------------

    ASSETS

    CURRENT
         Cash and short-term investments                                            $     7,049,373     $     5,694,369
         Accounts receivable                                                              5,107,896           3,749,620
         Government assistance receivable                                                   279,955           1,149,779
         Prepaid and sundry                                                                 420,689             285,670
         Discontinued operations (Note 8)                                                    47,427              28,555
                                                                                    ---------------     ---------------
                                                                                         12,905,340          10,907,993
                                                                                    ---------------     ---------------

    CAPITAL ASSETS
         Owned                                                                            3,149,242           1,606,907
         Held under capital lease                                                         3,888,327           3,160,393
                                                                                    ---------------     ---------------
                                                                                          7,037,569           4,767,300
         Accumulated amortization                                                        (2,215,196)         (1,016,118)
                                                                                    ---------------     ---------------
                                                                                          4,822,373           3,751,182
                                                                                    ---------------     ---------------

    GOODWILL, net of accumulated amortization                                               710,687             450,640

    DISCONTINUED OPERATIONS (Note 8)                                                           --               349,710
                                                                                    ---------------     ---------------
                                                                                    $    18,438,400     $    15,459,525
                                                                                    ===============     ===============

    LIABILITIES

    CURRENT
         Accounts payable and accrued                                               $     1,889,144     $     1,363,642
         Due on acquisition (Note 6)                                                        284,694                --
         Unearned and deferred revenue                                                      805,358           1,031,144
         Current portion of long term                                                     1,584,028             862,286
         Discontinued operations (Note 8)                                                    46,944               7,325
                                                                                    ---------------     ---------------
                                                                                          4,610,168           3,264,397
    LONG TERM
         Bank loan (Note 7)                                                                 382,195                --
         Obligations under capital lease                                                  1,561,119           1,418,091
         Deferred revenue                                                                    35,512             112,424
                                                                                    ---------------     ---------------
                                                                                          6,588,994           4,794,912
                                                                                    ---------------     ---------------

    SHAREHOLDERS' EQUITY

         Capital stock (Note 4)                                                          22,647,184          17,957,181
         Warrants                                                                         1,782,900           1,782,900
         Deficit                                                                        (12,580,678)         (9,075,468)
                                                                                    ---------------     ---------------
                                                                                         11,849,406          10,664,613
                                                                                    ---------------     ---------------
                                                                                    $    18,438,400     $    15,459,525
                                                                                    ===============     ===============


     Approved on behalf of the Board

          "Sidney H. Belzberg"
     ................................... Director

          "Lawrence J. Cyna"
     ................................... Director

    Belzberg Technologies Inc.
    Consolidated Statements of Earnings

    (Unaudited)                                                                   (Canadian Dollars)
==================================================================================================================================

                                                                Nine months ended                     Three months ended
                                                      -----------------------------------     -----------------------------------
                                                          September          September            September           September
                                                          30, 2001           30, 2000             30, 2001            30, 2000
                                                      ---------------     ---------------     ---------------     ---------------

    REVENUE                                           $    17,325,997     $     7,972,007     $     6,331,799     $     2,935,431

    COST OF REVENUE                                         6,816,598           2,645,427           2,803,074             966,275

                                                      ---------------     ---------------     ---------------     ---------------
    GROSS PROFIT                                           10,509,399           5,326,580           3,528,725           1,969,156
                                                      ---------------     ---------------     ---------------     ---------------

    OPERATING EXPENSES
         Research and development                           2,292,317           1,359,640             739,505             528,224
         Sales and marketing                                3,573,849           2,061,921           1,228,959             704,663
         Administration                                     4,882,309           1,694,946           1,957,142             622,230
                                                      ---------------     ---------------     ---------------     ---------------
                                                           10,748,475           5,116,507           3,925,606           1,855,117
                                                      ---------------     ---------------     ---------------     ---------------

    OPERATING INCOME (LOSS) FROM
      CONTINUING OPERATIONS                                  (239,076)            210,073            (396,881)            114,039

         Interest income                                      249,174             156,603              59,897              51,211
         Interest expense                                    (357,233)           (220,873)            (93,940)            (56,901)
         Amortization                                      (1,289,813)           (512,646)           (446,916)           (258,516)
                                                      ---------------     ---------------     ---------------     ---------------

    LOSS FROM CONTINUING
    OPERATIONS BEFORE INCOME TAX                           (1,636,948)           (366,843)           (877,840)           (150,167)

    INCOME TAX                                                (58,459)               --                (9,378)               --
                                                      ---------------     ---------------     ---------------     ---------------

    LOSS FROM CONTINUING OPERATIONS                        (1,695,407)           (366,843)           (887,218)           (150,167)
                                                      ---------------     ---------------     ---------------     ---------------

    DISCONTINUED OPERATIONS
         Net loss for the period                             (831,861)            (66,757)           (300,587)            (66,757)
         Loss on disposal                                    (361,440)               --              (361,440)               --
                                                      ---------------     ---------------     ---------------     ---------------
                                                           (1,193,301)            (66,757)           (662,027)            (66,757)
                                                      ---------------     ---------------     ---------------     ---------------

    NET LOSS                                               (2,888,708)           (433,600)         (1,549,245)           (216,924)

    DEFICIT, beginning of period                           (9,075,468)         (8,729,406)        (10,812,206)         (8,946,082)

         Excess of purchase price of shares over
            average share value (Note 4)                     (616,502)               --              (219,227)               --

                                                      ---------------     ---------------     ---------------     ---------------
    DEFICIT, end of period                            $   (12,580,678)    $    (9,163,006)    $   (12,580,678)    $    (9,163,006)
                                                      ===============     ===============     ===============     ===============

    LOSS PER SHARE FROM CONTINUING OPERATIONS
    Basic and diluted                                          $(0.15)             $(0.04)             $(0.08)             $(0.02)
                                                      ---------------     ---------------     ---------------     ---------------

    LOSS PER SHARE FROM DISCONTINUED OPERATIONS
    Basic and diluted                                          $(0.11)            $(0.01)             $(0.06)             $(0.01)
                                                      ---------------     ---------------     ---------------     ---------------

    WEIGHTED AVERAGE NUMBER OF
        OUTSTANDING COMMON SHARES                          10,993,529           9,395,110          10,993,529           9,395,110
                                                      ===============     ===============     ===============     ===============

     Belzberg Technologies Inc.
     Consolidated Statements of Cash Flows

     (Unaudited)                                                                  (Canadian Dollars)
==================================================================================================================================

                                                                Nine months ended                     Three months ended
                                                      -----------------------------------     -----------------------------------
                                                          September          September            September           September
                                                          30, 2001           30, 2000             30, 2001            30, 2000
                                                      ---------------     ---------------     ---------------     ---------------

    CASH PROVIDED BY (USED FOR):

    OPERATING ACTIVITIES
    Loss from continuing operations                   $    (1,695,407)    $      (366,843)    $      (887,218)    $      (150,167)
    Items not affecting cash:
         Amortization of capital assets                     1,198,949             503,271             415,765             249,141
         Amortization of goodwill                              90,864               9,375              30,289               9,375
         Amortization of gain on disposal of capital
           assets                                             (75,049)               --               (24,379)               --
         Stock compensation expense                            85,410                --                28,470                --
                                                      ---------------     ---------------     ---------------     ---------------
                                                             (395,233)            145,803            (437,073)            108,349

    Net change in non-cash working capital items
      (Note 5)                                                808,623          (3,666,242)           (977,393)         (1,045,802)

    Cash used by discontinued operations                     (844,642)            (67,017)           (276,757)            (67,017)
                                                      ---------------     ---------------     ---------------     ---------------
                                                             (431,252)         (3,587,456)         (1,691,223)         (1,004,470)
                                                      ---------------     ---------------     ---------------     ---------------

    FINANCING ACTIVITIES
         Repayment of note payable                               --            (1,154,640)               --                  --
         Repayment of obligations under capital lease        (791,464)          1,185,376            (282,217)          1,203,524
         Increase in capital lease obligations                799,728                --               407,155                --
         Purchase of common shares                           (787,050)               --              (303,893)               --
         Proceeds on issuance of capital stock              4,723,991           8,038,942               5,000               1,400
         Proceeds from bank loan                              716,978                --               716,978                --
         Proceeds on issuance of warrants                        --             1,782,900                --               159,600
                                                      ---------------     ---------------     ---------------     ---------------
                                                            4,662,183           9,852,578             543,023           1,364,524
                                                      ---------------     ---------------     ---------------     ---------------

    INVESTING ACTIVITIES
         Purchase of capital assets                        (2,251,583)         (2,738,522)           (920,682)         (1,490,323)
         Proceeds on disposal of capital assets                  --               680,621                --               680,621
         Acquisition of eContracts Inc.                          --              (150,000)               --              (150,000)
         Acquisition of Robert C. Sheehan &
            Associates, Inc.                                 (624,344)               --                  --                  --
         Loss from discontinued operations                       --                 9,586                --                 9,586
                                                      ---------------     ---------------     ---------------     ---------------
                                                           (2,875,927)         (2,198,315)           (920,682)           (950,116)
                                                      ---------------     ---------------     ---------------     ---------------

    INCREASE (DECREASE) IN CASH POSITION
      DURING THE PERIOD                                     1,355,004           4,066,807          (2,068,882)           (590,062)

    CASH AND CASH EQUIVALENTS,
      beginning of period  (Note 3)                         5,694,369              63,956           9,118,255           4,720,825
                                                      ---------------     ---------------     ---------------     ---------------
    CASH AND CASH EQUIVALENTS,
      end of period  (Note 3)                         $     7,049,373     $     4,130,763     $     7,049,373     $     4,130,763
                                                      ===============     ===============     ===============     ===============

    SUPPLEMENTARY CASH FLOW INFORMATION
         Value of share capital recorded on
            compensation expense                      $       136,560     $          --       $        79,620     $          --
         Value of share capital for acquisition of
            subsidiary                                $          --       $       562,500     $          --       $       562,500
         Acquisition of capital assets with debt      $       767,576     $          --       $       392,342     $          --
         Interest paid                                $       344,986     $       102,407     $       110,079     $        76,195
         Income taxes paid                            $        58,459     $          --       $         9,378     $          --

      Belzberg Technologies Inc.
      Notes to the Consolidated Financial Statements
      September 30, 2001

      (Unaudited)                       (in Canadian dollars)
================================================================================

1.    DESCRIPTION OF BUSINESS

      Belzberg Technologies Inc. and its wholly-owned subsidiaries ("the Company") is a supplier of global Internet trading solutions, intelligent order routing systems, e-commerce gateways, and business-to-business integration solutions with revenues primarily from the financial sector.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accompanying unaudited consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent consolidated financial statements for the year ended December 31, 2000 except as discussed below. Note disclosures have been presented for material updates to the information previously reported. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2000, as set out in the 2000 Annual Report.

      Earnings per Share

      The Company has adopted the new provisions of Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants titled Earnings per Share effective January 1, 2001 and has determined that no restatement is required for any prior period. There is no effect of the new provisions to previously presented information.

3.    COMPONENTS OF CASH AND SHORT TERM INVESTMENTS

                                               September            December           September
                                               30, 2001             31, 2000           30, 2000
                                            ---------------     ---------------     ---------------

    Cash in banks                           $     1,452,671     $       915,220           1,066,592
    Restricted Cash                                    --                81,000              81,000
    Bankers' Acceptances                          4,649,602           3,760,147           2,233,423
    Deposits held by brokers                        947,100             938,002             749,748
                                            ---------------     ---------------     ---------------
                                            $     7,049,373     $     5,694,369     $     4,130,763
                                            ===============     ===============     ===============

4.    CAPITAL STOCK AND STOCK OPTIONS

      Share Capital

      Authorized: Unlimited number of common shares

    Issued:                                                Number                              Compensation
                                                         of shares            Amount              Expense              Total
                                                      ---------------     ---------------     ---------------     ---------------

    Balance at December 31, 2000                           10,731,390     $    17,900,241     $        56,940     $    17,957,181
         Private placement - February, 2001
            (net of issuance cost of $301,009)                333,334           4,698,991                --             4,698,991
         Options exercised                                      6,600              25,000                --                25,000
         Purchase of shares under
            Normal Course Issuer Bid
              first quarter                                   (40,800)            (83,606)               --               (83,606)
              second quarter                                   (1,100)             (2,277)               --                (2,277)
              third quarter                                   (41,300)            (84,665)               --               (84,665)
         Stock compensation expense
              first quarter                                      --                  --                28,470              28,470
              second quarter                                     --                  --                28,470              28,470
              third quarter                                      --                  --                79,620              79,620
         Shares granted to employee                            21,500             193,500            (193,500)               --
                                                      ---------------     ---------------     ---------------     ---------------
    Balance at September 30, 2001                          11,009,624     $    22,647,184     $          --       $    22,647,184
                                                      ===============     ===============     ===============     ===============

      Belzberg Technologies Inc.
      Notes to the Consolidated Financial Statements
      September 30, 2001

      (Unaudited)                        (in Canadian dollars)
================================================================================


4.    CAPITAL STOCK AND STOCK OPTIONS (continued)

      During the third quarter, the Company purchased 41,300 of its common shares on the open market under a Normal Course Issuer Bid. The excess of the purchase price over the average issue price of shares from Treasury was added to the deficit.


      Stock Options                                                                                     Weighted Average
                                                                                                            Exercise
                                                                                        Number               Price
                                                                                    ---------------     ---------------

          Balance at December 31, 2000                                                    3,889,500     $          6.83
          Options granted                                                                 1,575,550                6.08
          Options forfeited                                                                (375,000)               --
          Options exercised                                                                  (6,600)               3.79
                                                                                    ---------------     ---------------
          Balance at September 30, 2001                                                   5,083,450     $          6.45
                                                                                    ===============     ===============

5.    CHANGES IN NON-CASH WORKING CAPITAL ITEMS

                                                         Nine months ended September 30         Three months ended September 30
                                                          2 0 0 1             2 0 0 0             2 0 0 1             2 0 0 0
                                                      ---------------     ---------------     ---------------     ---------------

    Accounts receivable                               $      (790,872)    $    (2,201,774)    $      (335,344)    $    (1,048,029)
    Government assistance receivable                          869,824             126,073             869,824                --
    Prepaid and sundry assets                                (135,019)           (199,166)             (5,841)           (219,574)
    Accounts payable and accrued liabilities                  786,898          (1,432,706)           (462,691)           (177,418)
    Unearned and deferred revenue                            (227,649)             41,563              81,668             399,451
    Due on acquisition                                        284,694                --            (1,113,862)               --
    Discontinued operations                                    20,747                (232)            (11,147)               (232)
                                                      ---------------     ---------------     ---------------     ---------------
                                                      $       808,623     $    (3,666,242)    $      (977,393)    $    (1,045,802)
                                                      ===============     ===============     ===============     ===============

6.    ACQUISITION OF ROBERT C. SHEEHAN & ASSOCIATES, INC.

      The Company acquired all of the outstanding shares of Robert C. Sheehan & Associates, Inc. effective April 1, 2001. The total purchase price was $1,294,408. The Company paid cash of $1,009,714 and the remaining $284,694 remains as a payable as of September 30, 2001.

      The business included, at fair value, $670,064 of cash, $567,404 of other current assets, $18,557 of fixed assets and $260,327 of current liabilities. The difference between the total purchase price and the net fair value of all identifiable assets and liabilities acquired was $298,710 and has been allocated to goodwill. Goodwill is amortized on a straight-line basis over seven years.

      The purchase price allocation for this acquisition has been based on available information at the time of preparation of these financial statements. To the extent that these amounts prove to be excessive or inadequate, they will be adjusted up to the end of the current year.


7.    BANK LOAN

      The Company has a demand operating facility of $1,000,000 Canadian and $625,000 US that may be used to finance corporate requirements or leasehold improvements. The Company has used $717,000 of the Canadian facility, repayable in blended monthly payments of principal and interest of approximately $31,000. At period end, the balance of the credit facility had not yet been utilized. Interest is at the bank's prime rate plus 3/4%. The debt is secured by a general security agreement on the Company's assets. The agreement requires that the Company maintain a minimum tangible net worth of $10 million Canadian.

      Belzberg Technologies Inc.
      Notes to the Consolidated Financial Statements
      September 30, 2001

      (Unaudited)                        (in Canadian dollars)
================================================================================

8.    DISCONTINUED OPERATIONS

      On September 30, 2001 the Company ceased operations of its wholly-owned subsidiary, eContracts Inc., and accordingly the business is accounted for as a discontinued operation. eContracts Inc was a business to business market place, and a developer of on-line procurement and supply chain integration solutions. It provided an internet based, on-line negotiations platform allowing buyers and sellers to participate in real-time bidding sessions for industrial parts, raw materials, and services. Additional information related to the discontinued operation is as follows:


      Statement of Operations

                                                               Nine months ended                      Three months ended
                                                      -----------------------------------     -----------------------------------
                                                         September            September          September           September
                                                         30, 2001             30, 2000           30, 2001            30, 2000
---------------------------------------------------------------------------------------------------------------------------------
    Revenue                                           $        30,668     $          --       $         3,141     $          --
---------------------------------------------------------------------------------------------------------------------------------

    Net loss for the period                                  (831,861)            (66,757)           (300,587)            (66,757)
    Loss on disposal                                         (361,440)                  0            (361,440)                  0
---------------------------------------------------------------------------------------------------------------------------------
    Loss from discontinued operations                 $    (1,193,301)    $       (66,757)    $      (662,027)    $       (66,757)
---------------------------------------------------------------------------------------------------------------------------------

9.    SEGMENTED INFORMATION

      The Company reports segmented information according to CICA reporting requirement Section 1701, Segment Disclosures. This standard requires segmentation based on the way management organizes segments for monitoring performance. Previously under this standard, it was determined that the Company operated in one industry segment, as a supplier of global Internet trading solutions, intelligent order routing systems, e-commerce gateways, and business-to-business integrations solutions with revenues primarily from the financial sector (collectively referred to as the Core business).

      The operations of eContracts Inc. ("eContracts"), acquired in July, 2000, were not a significant segment of the Company in 2000 and accordingly, were not disclosed as a reportable segment in the prior year's financial statements. In 2001, the Company incurred significant costs to develop the eContracts business and has determined that it is appropriate to report the Company's operations in two segments, the Core business and eContracts.

      There are no significant inter-segment revenues.

                                            ---------------     ---------------     ---------------
                                               Revenues             Net Loss          Total Assets
                                            ---------------     ---------------     ---------------
    Quarter ended March 31, 2001
      Core                                  $     4,550,082     $      (133,818)    $    19,080,047
      eContracts                                     16,610            (249,523)            444,113
                                            ---------------     ---------------     ---------------
                                                  4,566,692            (383,341)         19,524,160
                                            ---------------     ---------------     ---------------
    Quarter ended June 30, 2001
      Core                                        6,444,114            (674,371)         20,507,818
      eContracts                                     10,917            (281,751)            372,749
                                            ---------------     ---------------     ---------------
                                                  6,455,031            (956,122)         20,880,567
                                            ---------------     ---------------     ---------------
    Quarter ended September 30, 2001
      Core                                        6,331,799            (887,218)         18,390,973
      eContracts                                      3,141            (662,027)             47,427
                                            ---------------     ---------------     ---------------
                                                  6,334,940          (1,549,245)         18,438,400
                                            ---------------     ---------------     ---------------
    Nine months ended September 30, 2001
      Core                                       17,325,997          (1,695,407)         18,390,973
      eContracts (discontinued operation -
          see note 8)                                30,668          (1,193,301)             47,427
                                            ---------------     ---------------     ---------------
                                            $    17,356,665     $    (2,888,708)    $    18,438,400
                                            ---------------     ---------------     ---------------

10.   COMPARATIVE FIGURES

      Certain of the comparative figures have been reclassified to conform to the current financial statement presentation.